

Mail Stop 3720

December 11, 2007

Mr. Izhar Dekel
Chief Executive Officer
Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone
Yehud 56100, Israel

      Re: Magal Security Systems Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2006
              Filed June 29, 2007
              File No. 0-21388

Dear Mr. Dekel:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 26

1.	Please discuss your financial condition, changes in financial condition and results of operations, including the causes of material changes as they relate to each individual segment. Refer to Item 5 of Form 20-F.

Note 8: - Short-Term Bank Credit, page F-25

2.	We note that your authorized credit lines, less unutilized credit lines, does not equal the outstanding short-term bank credit balance of $17 million. Please advise and provide clearer disclosure in future filings.

Note 11: - Commitments and Contingent Liabilities, page F-29

3.	We note that in the year ended December 31, 2005, you reserved a $1.4 million provision with respect to a performance guarantee. In the year ended December 31, 2006 it appears that you reversed half of this provision based on your belief that there is a "good likelihood to obtain judgment dismissing all claims raised by the customer." Please tell us your rationale under the accounting literature for recognizing this credit in your income statement. Tell us your consideration of paragraph 17 of SFAS 5.

*   *   *   *

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director